

November 9, 2011

<u>Via U.S. Mail</u>
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

> **Re:** **Pinacle Enterprise Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed November 1, 2011**
> **File No. 333-175044**

Dear Mr. Kats:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note your response to prior comment 1. Please note that a blank check company (defined in Rule 419 of Regulation C) is not necessarily the same thing as a shell company (defined in Rule 405 of Regulation C). Blank check companies have additional requirements on the terms of their offerings, which are also described in Rule 419. We believe that, under all of circumstances discussed in our prior comment, Pinacle's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Further, we note that Pinacle has only enough funds to stay in business for the next six months and is highly dependent on additional equity and debt funding to survive, yet you are not seeking to raise any funds through the registration statement. Rather, Pinacle is seeking to register the resale of its common shares of common stock on behalf of selling shareholders, who will receive all of the proceeds from the offering. We believe that the resale offering is an attempt to create an active public market for Pinacle's securities in the absence of a demonstrated ability by Pinacle to survive in the short or long term. Please revise the registration statement to comply with Rule 419. If Pinacle has taken specific additional steps to advance its proposed business plan that removes the highly speculative nature of an investment and the uncertainty associated with Pinacle's ability to survive in the short or long term, we will

reconsider the disclosure in an amendment to the registration statement that describes these steps in reasonable detail.

2. We note your response to prior comment 2, but we continue to believe that Pinacle is a shell company, as defined in Rule 405. Note that the definition of a shell company does not turn on whether the company is actively pursuing a business plan, as indicated in your response. Rather it is determined based on the amount and nature of your assets and operations. Your audited financial statements show that your only asset is cash and that you have no revenue from operations. Therefore, as requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and that selling shareholders "are underwriters", and to fix a price for the duration of the offering. We note disclosures on pages 11, 15, the prospectus cover page, and elsewhere that should be revised in response to this comment. Note that disclosure that the selling shareholders "may be deemed to be" or "will be considered to be" underwriters is unacceptable. Also note that, due to your status as a shell company, all shares must be sold at a fixed price, and not at prevailing market or negotiated prices.

Registration Statement's Facing Page

3. As requested in prior comment 5, specify in footnote (1) to the calculation of registration fee table which subparagraph of Rule 457 you used for computation of the filing fee.

Risk Factors, page 6

4. Elaborate on the statement in the first risk factor that Pinacle's ability to achieve and maintain profitability and positive cash flow is dependent upon completion of this offering. We note the disclosures elsewhere that Pinacle will not receive any proceeds from this offering.

5. As requested in prior comment 10, revise risk factor 7, including its caption, to make clear that Pinacle has one director and two officers. As appropriate, revise also disclosures elsewhere in the registration statement to reflect that Pinacle has one director and two officers. For example, refer to risk factor 9 and "Conflicts of Interest" on page 31.

Plan of Distribution and Selling Shareholders, page 13

6. As requested in prior comment 12, disclose here about the material terms of the transactions in which each selling shareholder acquired the shares of common stock being offered for resale.

7. Indicate in the table next to the names of the selling shareholders to whom footnotes 3, 4, and 5 relate.

Employees; Identification of Certain Significant Employees, page 21

8. Disclosure indicates that Pinacle intends to hire one part time sales representative by August 2011. Please update the disclosure.

Market for Common Equity and Related Stockholder Matters, page 22

9. Refer to prior comment 8, and delete the statement "We intend to quote our common shares on a market or securities exchange."

Market Information -- Sale of unregistered securities, page 23

10. Refer to prior comment 17. Clarify under (d) that only 1,800,000 shares of common stock of the 5,300,000 shares of common stock issued under (a), (b), and (c) are being registered in this offering.

11. Update under (e) the number of shares of common stock issued and outstanding as of the most recent date practicable.

Shares Eligible for Future Sale, page 23

12. As noted in prior comment 18, the availability of Rule 144 to Pinacle's shareholders is limited because Pinacle is a shell company. As requested previously, revise the disclosure to reflect the rule's requirements, including, for example, that resales are not permitted under Rule 144(i) until 12 months after Pinacle is no longer considered a shell company.

Management's Discussion and Analysis or Plan of Operation, page 26

13. Disclosure in the third paragraph that Pinacle does not have sufficient cash to maintain operations for the next 12 months is inconsistent with revised disclosure under "Going Concern" on page 29 in response to prior comment 23 that Pinacle has only enough funds to stay in business for the next six months. Please reconcile the disclosures.

14. Disclosure that Mr. Mikhail Kats agreed to lend Pinacle additional capital to continue business operations if Pinacle needs additional cash and cannot raise it is inconsistent

with revised disclosure in response to prior comment 19 that Mr. Kats does not have any contractual obligation to loan funds to Pinacle. Please reconcile the disclosures.

15. Update the disclosure on page 27 that an interactive website which will serve as a marketing tool will become operational in "the fourth quarter of October 2011."

Exhibit 5.1

16. Notwithstanding the representations made in response to prior comments 31 and 32, you did not file a new legality opinion to reflect the changes requested by the comments. Thus we reissue the two comments in their entirety.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Jody M. Walker, Esq.
        7841 South Garfield Way
        Centennial, CO 80122